Exhibit 12.1
Global Industries, Ltd.
Statement of Computation
Ratio of Earnings to Fixed Charges

						Six Months
	Year ended December 31,					Ended
	2002	2003	2004	2005	2006	June 30, 2007
Earnings:
Income (loss) from continuing
operations before income taxes	(44,362)	(72,285)	21,162	66,014	285,987	137,530
Plus: fixed charges	19,111	15,734	18,164	14,225	25,905	13,933

Earnings available for fixed charges	(25,251)	(56,551)	39,326	80,239	311,892	151,463

Fixed Charges:
Interest Expense	16,344	11,434	14,797	10,192	10,787	4,773
Interest component of rental expense (a)	2,767	4,300	3,367	4,033	15,118	9,160

Total Fixed Charges	19,111	15,734	18,164	14,225	25,905	13,933

Ratio of Earning to Fixed Charges:	(b )	(c )	2.2	5.6	12.0	10.9

(a)	Interest component of rental expense is an estimate deemed to be representative of the interest factor attributable to leases for rental property.

(b)	Earnings were inadequate to cover fixed charges by $44.4 million.

(c)	Earnings were inadequate to cover fixed charges by $72.3 million.